                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                               on March 28, 2002
                                               Contains Confidential Information
                                                 Filed pursuant to a request for
                                                          Confidential Treatment


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3



                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended December 31, 2001


                                    Conectiv
                      (Name of Registered Holding Company)

                                 800 King Street
                              Wilmington, DE 19899
                    (Address of Principal Executives Offices)



                   Inquiries concerning this Form U-9C-3 may be
                               directed to either:

                                 Peter F. Clark
                                 General Counsel
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                                       or

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899
                                 (302) 429-3884

                                    Conectiv
                                   FORM U-9C-3
                     For the Quarter Ended December 31, 2001


                                Table of Contents

                                                                                Page
Item 1. Organization Chart                                                        1

Item 2. Issuance and Renewals of Securities and Capital Contributions             1

Item 3. Associated Transactions                                                   1

Item 4. Summary of Aggregate Investment                                           2

Item 5. Other Investments                                                         3

Item 6. Financial Statements and Exhibits                                         3

SIGNATURE                                                                         4

Item 1. - ORGANIZATION CHART

Item 1 is not required for the fourth quarter.

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES

                                                                                     Amount of                        Cumulative
    Company Issuing         Company To Whom      Type of Security     Issue or      Securities      Interest Rate      Amount of
       Security           Security Was Issued         Issued          Renewal     During Period($)       (%)         Securities ($)
       --------           -------------------         ------          -------     ----------------       ---         --------------
   Conectiv Resource      Atlantic Generation,   Money Pool Advance     N/A              *                *                *
 Partners, Inc., Agent            Inc.

   Conectiv Resource         Conectiv Energy     Money Pool Advance   Renewal            *                *                *
 Partners, Inc., Agent        Supply, Inc.

   Conectiv Resource        Conectiv Thermal     Money Pool Advance     N/A              *                *                *
 Partners, Inc., Agent        Systems, Inc.

   Conectiv Resource       Conectiv Operating    Money Pool Advance     N/A              *                *                *
 Partners, Inc., Agent      Services Company

Note: Conectiv Resource Partners, Inc. serves as agent for the Conectiv System Money Pool.

CAPITAL CONTRIBUTIONS:

Company Contributing Capital          Company Receiving Capital         Amount During Period ($)       Cumulative Amount($)
----------------------------          -------------------------         ------------------------       --------------------
Conectiv                              Enertech Capital Partners, LP                 *                            *

Conectiv                            Enertech Capital Partners II, LP                *                            *

Conectiv                                        Enerval                             *                            *

Note: Enerval is no longer an active company.

* Confidential Treatment Requested


Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

                                                           Types of
     Reporting Company          Associate Company          Services          Direct Costs     Indirect Costs       Total Amount
    Rendering Services          Receiving Services         Rendered           Charged ($)       Charged ($)         Billed ($)
    ------------------          ------------------         --------           -----------       -----------         ----------
Conectiv Operating            Conectiv Thermal, Inc.     Operating and            *                                     *
Services Company                                          Maintenance
                                                           Services

ATS Operating Services, Inc     Conectiv Operating           Labor                *                                     *
                                 Services Company

Conectiv Energy Supply, Inc   Delmarva Power & Light   Power and Capacity         *                                     *
                                     Company

Conectiv Energy Supply, Inc   Conectiv Thermal, Inc.          Gas                 *                                     *

* Confidential Treatment Requested

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                                                Indirect
 Associate Company           Reporting Company         Types of Services      Direct Costs       Costs        Total Amount
Rendering Services           Receiving Services            Rendered           Charged ($)      Charged ($)     Billed ($)
------------------           ------------------            --------           -----------      -----------     ----------
Conectiv Delmarva            Conectiv Energy           Electric Energy,            *                               *
Generation, Inc.             Supply, Inc.              Capacity and
                                                       Ancillary Services

Conectiv Atlantic            Conectiv Energy           Electric Energy,            *                               *
Generation, L.L.C.           Supply, Inc.              Capacity and
                                                       Ancillary Services

Note: Conectiv Resource Partners, Inc., the service company for the Conectiv System, provides services to various reporting companies. Such information is reported on the annual Form U-13-60.

-        Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of December 31, 2001        $4,430,322        Line 1

Total capitalization multiplied by 15%                              664,548        Line 2
                (Line 1 multiplied by 0.15)
Greater of $50 million or line 2                                 $  664,548        Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(ii)  (1)        $        *
Energy-related business Category - Rule 58(b)(1)(v)   (2)                 *
Energy-related business Category - Rule 58(b)(1)(vi)  (3)                 *
Energy-related business Category - Rule 58(b)(1)(vii) (4)                 *
                                                                          -
                                                                 ----------
                                                                          *

Total current aggregate investment                                                 Line 4

Difference between the greater of $50 million or 15% of
Capitalization and the total aggregate investment of the
registered holding company system   (line 3 less line 4)         $        *        Line 5
                                                                 ==========

*Confidential Treatment Requested

(1) Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2) Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

Investments in gas-related companies:

NONE


Item 5. - OTHER INVESTMENTS

Major Line of Energy-     Other Investment in Last      Other Investment in this      Reason for Difference in
  Related Business             U-9C-3 Report                 U-9C-3 Report                Other Investment
  ----------------             -------------                 -------------                ----------------
       NONE

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.       Financial Statements:

Financial statements are not required for the fourth quarter report.

B.       Exhibits:

         B-2. Certificate of Conectiv

                                    SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                      Conectiv


                                      By: /s/ Philip S. Reese
                                          ----------------------------------
                                          Philip S. Reese
                                          Vice President and Treasurer




March 28, 2002

                                                                     Exhibit B-2


                                   CERTIFICATE

I hereby certify that the Form U-9C-3 for Conectiv for the previous quarter has been provided to the state commissions listed below:

Delaware Public Service Commission
861 Silver Lake Boulevard
Cannon Building, Suite 100
Dover,  DE 19904

Maryland Public Service Commission
6 St. Paul Centre, 16th Floor
Baltimore, MD  21202

Virginia State Corporation Commission
1300 E. Main Street
Tyler Building
Richmond, VA 23219

New Jersey Board of Public Utilities
Two Gateway Center
Newark, NJ  07102




                                            CONECTIV


                                            By:  /s/Philip S. Reese
                                               --------------------------------
                                            Philip S. Reese
                                            Vice President and Treasurer


Date: March 28, 2002


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